SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 23, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1349744	October 23, 2009

09047346

SUPPL

dlw 11/23

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:36 23-Oct-2009
Number	HUG1349744

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis plc

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	21 October 2009
6. Date on which issuer notified:	22 October 2009
7. Threshold(s) that is/are crossed or reached:	Direct/Indirect increase to above 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord.5p ISIN GB0002418548	35,810,457	35,810,457	705,027	705,027	35,292,013	0.157%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be	% of voting rights

			acquired if the instrument is exercised/ converted.		
N/A					

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
35,997,040	8.034%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
28,936,047 Shares (6.458%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests). 6,526,066 shares (1.456%) are under the control of Insight Investment Management (Global) Limited, a wholly owned subsidiary of Insight Investment Management Limited, a wholly owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly

owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 448,083,403
14. Contact name:	Matthew Wilson
15. Contact telephone number:	0113 235 7729

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

23 October 2009

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated November 13, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1354289	November 11, 2009

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - EU communication on heat stabilisers investigation
Released	13:10 11-Nov-2009
Number	HUG1354289

Elementis plc - EU communication on heat stabilisers investigation

11 November 2009

Following the press release issued by the EU Commission today relating to its investigation into heat stabilisers, Elementis ('the Company') confirms that it has received a communication from the Commission regarding the imposition of a fine on Elementis and others. The communication states that the Commission is imposing a fine of Euro 14,309,000 on Elementis and a further fine of Euro 18,266,000 jointly and severally on Elementis, Akcros Chemicals Ltd and other companies owned by Akzo Nobel. The Company's share of the latter fine has yet to be determined.

Elementis and its affiliates no longer manufacture such products and have not done so since 1998, when the Company disposed of its 50% joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50% joint venture owner. The Company intends to appeal the decision of the Commission to impose a fine and will vigorously defend its position that the Commission is precluded from imposing any fine on Elementis or its affiliates. Elementis' policy is to conduct its business in full compliance with all applicable competition laws.

Payment of any fine, up to the amounts indicated above, will be met from within Elementis' existing debt facilities and banking covenants.

Enquiries:

Elementis plc   Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics   Tel: +44 (0)20 7831 3113
Greg Quine

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This announcement was originally distributed by Hugin. The issuer is

solely responsible for the content of this announcement.

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Regulatory